

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 5, 2006

Mr. Yang Yu
Chief Financial Officer
Songzai International Holding Group, Inc.
20337 Rimview Place
Walnut, California 91789

Re: Songzai International Holding Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 333-66994

Dear Mr. Yu:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Mr. Yang Yu
Songzai International Holding Group, Inc.
September 5, 2006
Page 2

General

1.   Certain comments written on your annual report on Form 10-KSB also pertain to
        the comparable areas of your subsequent interim reports on Form 10-QSB.

Description of Business and Properties

History and Organization, page 3

2.   We note your disclosure under this heading stating that you continued to operate
        your online gift card and related products business through September 2003.
        However, your disclosure on page 4 indicates that your online gift card business
        was not terminated until October 2004   It appears that there was a period of
        inactivity of your online gift card business before the sale of your subsidiary,
        Yong Heng, in December 2005. Please revise your disclosure to clarify.

Controls and Procedures, page 25

3.   We note your disclosure stating that your President and CFO have concluded that
        as of the period covered by this report, your disclosure controls and procedures
        "…are effective to provide reasonable assurance that our financial statements are
        fairly presented in conformity with accounting principles generally accepted in
        the United States."

        Given the limited scope of your conclusion, relative to the definition of disclosure
        controls and procedures set forth in Rule 13a-15(e) of Regulation 13A, please
        revise your disclosure to either conclude on effectiveness without qualification, or
        to explain whether your officers also concluded that your disclosure controls and
        procedures are effective to ensure that information required to be disclosed in the
        reports that you file or submit under the Exchange Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms.

Financial Statements

Note 2 – Gain on Disposal of Discontinued Operations, page F-12

4.   We note your disclosure indicating you recorded a gain on the sale of your
        subsidiary, Yong Heng, and received cash proceeds of $107,798. However, you
        also disclose that such proceeds were "still outstanding" as of the end of the
        period. Please resolve these inconsistent disclosures; tell us if the amount was
        collected subsequently.

       If it has not been collected, tell us how you determined that receipt was reasonably assured and that you did not have continuing involvement that would require different accounting under the guidance in SAB Topic 5:E.

Note 8 – Acquisition, page F-15

5.   We note your disclosure explaining that in September 2004 you issued 400,000 shares of convertible preferred stock, convertible into 40,000,000 shares "post a one for one hundred reverse split" in exchange for a 75% interest in Tong Gong's registered capital of $4,009,662. Please disclose the information required by SFAS 129 with respect to these shares before and after the planned reverse split; ensure that you address the voting rights of the shares, and circumstances under which conversion may occur.

      On a related point, we note that you have recorded the value of the 400,000 shares of convertible preferred stock as APIC in your statement of stockholder's equity; while also reporting the value of the shares as cash flows provided by financing activities in your 2004 statement of cash flows. Expand your disclosure to include details sufficient to understand why you reported the value in APIC rather than preferred stock, and how the transaction gave rise to the cash flows depicted on page F-5, if that is an appropriate characterization.

      Please identify in your disclosure all of the assets and liabilities received in the transaction, and your attribution of purchase price. Disclose the method of valuing the preferred stock and your rationale, in this regard. It should be clear how the level of control held by Li Hongwen and Li Hongjun was taken into account.

Note 14 – Stockholders' Equity, page F-20

6.   Expand your disclosure to explain the method by which you determined the value ascribed to each issuance of shares described under this heading. Also disclose what you mean by "post a one for one hundred reverse split," in referring to the number of shares into which the preferred stock is convertible.

Exhibits

Consent of Independent Registered Public Accounting Firm

Mr. Yang Yu
Songzai International Holding Group, Inc.
September 5, 2006
Page 4

7.   Please request that your auditors revise their consent form to include the
        appropriate language for the financial statements and entities audited by them in
        your annual report, and attach it with the amendment to your filing.

Engineering Comments

General

8.   We note that your stock price has significantly declined this past year, please
        provide us, as supplemental information, an analysis of the reasons for this price
        drop.

Description of Business and Properties

The Tong Gong Coal Mine, page 4 and Our Mining Facilities, page 5

9.   Provide a brief summary of your current coal mining operations.

10.   For your Tong Gong coal mine, and any other material mineral properties, ensure
        that the disclosures required by Industry Guide 7(b) are provided. Refer to
        Industry Guide 7(b), paragraphs (1) through (5) for specific guidance. Industry
        Guide 7 can be viewed on our website at the following address.

                http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

11.   You disclose estimates of proven and probable reserves and coal resources for the
        Tong Gong Coal Mine. Forward to our engineer as supplemental information and
        not as part of the filing, information that establishes the legal, technical and
        economic feasibility of the materials designated as reserves, as required by
        paragraph (c) of Industry Guide 7. In particular, provide copies of any third party
        reports about the geology, coal properties, mining, resources or reserves, such as
        information from the John T. Boyd Company.

12.   We note your Exhibits 99.1 and 99.3, Coal Production Right Permit and Safe
        Production Certificate, are both dated to expire in April 30, 2015. Tell us, based
        on your current mining plan, how many tonnes of coal you expect will be mined
        by the expiration date of your permits. Also indicate if you or other coal mining
        companies operating under similar conditions in the area have received renewals
        for these types of permits.

Management's Discussion and Analysis, page 20

13.   You disclose that the China Development and Revolution Committee plans on closing about 5,000 of the total 26,000 legal coal mines in the PRC. Tell us whether you have received any notice or indication from any level of government that your mines may be shut down for any reason.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief